EXHIBIT 12. STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES

(Unaudited)

Eli Lilly and Company and Subsidiaries
(Dollars in millions)

	Six Months
	Ended June 30,	Years Ended December 31,
	2004	2003	2002	2001	2000	1999
Consolidated pretax income from continuing operations	$1,453.7	$3,261.7	$3,457.7	$3,506.9	$3,858.7	$3,245.4
Interest from continuing operations and other fixed charges	66.4	121.9	140.0	253.3	225.4	213.1
Less interest capitalized during the period from continuing operations	(49.6)	(60.9)	(60.3)	(61.5)	(43.1)	(29.3)

Earnings	$1,470.5	$3,322.7	$3,537.4	$3,698.7	$4,041.0	$3,429.2

Fixed charges	$66.4	$121.9	$140.0	$253.3	$225.4	$213.2

Ratio of earnings to fixed charges	22.1	27.3	25.3	14.6	17.9	16.1